April 23, 2020

Jonathan Ramsden
Chief Financial Officer
BIG LOTS INC
4900 E. Dublin-Granville Road
Columbus, Ohio 43081

       Re: BIG LOTS INC
           Form 10-K for the Fiscal Year Ended February 1, 2020
           Filed March 31, 2020
           File No. 1-08897

Dear Mr. Ramsden:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Results Summary, page 20

1. We note you reference Form 10-K for the year ended February 2, 2019 for a comparison of operating results for 2018 to operating results for 2017 in the first paragraph on page
      21. The instructions to Item 303(a) of Regulation S-K require that you include a statement identifying the location in the prior filing where the omitted discussion may be found. Please revise to reference Item 7. Management's Discussion and Analysis of
      Financial Condition and Results of Operations included in Form 10-K for the fiscal year ended February 2, 2019.
Item 8. Financial Statements and Supplementary Data
Note 3 - Debt, page 50

2. We note that you are required to comply with a leverage ratio and a fixed charge coverage
 Jonathan Ramsden
BIG LOTS INC
April 23, 2020
Page 2
         ratio under the 2018 Credit Agreement. Please tell us whether these covenants restrict your ability to pay dividends. If so, please provide the disclosure required by Item 4-
         08(e)(1) of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Adam Phippen at (202) 551-3336 or Bill Thompson at (202) 551-
3344 with any questions.



FirstName LastNameJonathan Ramsden                            Sincerely,
Comapany NameBIG LOTS INC
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April 23, 2020 Page 2                                         Office of Trade &
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